HandStack PRC
Income Statements
(Unaudited)

	Period January 1,2017 to August 18, 2017		Year Ended December 31, 2016		Period from 8/7/2015 (Inception) to December 31, 2015	
Revenues	$	155,277	$	143,570	$	-
Cost of sales		38,929		41,758		
Gross profit		116,348		101,812		-
Expenses						
Marketing expense		2,394		4,717		-
General and administrative expense		120,979		177,891		26,613
Amortization of debt discount		11,111		12,500		
Total expenses		134,484		195,108		26,613
Net income (loss)	$	(18,136)	$	(93,296)	$	(26,613)